                 	UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            	Washington, D.C. 20549

                                   FORM 10-SB

                         Net Capital Ventures Corporation
             ------------------------------------------------------------
                   (Name of Small Business Issuer in its Charter)

             Nevada					                             N/A
------------------------------------	 	-------------------------------------
(State or other jurisdiction of 			    (I.R.S. Employer Identification no.)
incorporation or organization)

16 Julia Street
Thornhill, Ontario,  	                 		                 		L3T 4R9
------------------------------------------				--------------------------
(Address of principal executive offices)			        (Zip Code)

Issuer's telephone number: (905) 731-0189

Securities to be registered under Section 12(b) of the Act:

Title of each class				Name of each exchange on which
to be so registered				Each class to be registered

                 None						                            	None
-----------------------------------				-------------------------------------

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value per share
--------------------------------------------------------
(Title of class)

Copies of Communications Sent to:


      Marvin N. Winick
      16 Julia Street
      Thornhill, Ontario L3T 4R9
      Tel: (905) 731-0189 - Fax: (905) 764-3049

                                      	INDEX


  Part I

  Item 1.	Description of Business			                        	3.
  Item 2. Management's Discussion and
          Analysis or Plan of Operations		                  	9.
  Item 3.	Description of Property			                       	11.
  Item 4.	Security Ownership of Certain
          Beneficial Owners & Management		                 	11.
  Item 5.	Directors, Executives, Officers,
          Promoters & Control Persons		                    	12.
  Item 6.	Executive Compensation			                        	14.
  Item 7.	Certain Relationships & Related
          Transactions					                                	14.
  Item 8.	Description of Securities			                     	15.

  Part II

  Item 1.	Market For Common Equity &
          Other Shareholder Matters			                     	15.
  Item 2.	Legal Proceedings				                            	17.
  Item 3.	Changes in and Disagreements with
          Accountants					                                 	17.
  Item 4.	Recent Sales of Unregistered Securities	         	17.
  Item 5.	Indemnification of Directors and Officers	       	17.

  Part F/S				                                          				19.

  Part III							                                          	20.

  Signatures							                                        	21.

                             PART I


Item 1.		Description of Business

Business Development

   Net Capital Ventures Corporation(the "Company") was organized on February 26, 2001, under the laws of the State of Nevada, having the stated purpose of engaging in any lawful activities. The Company was formed with the contemplated purpose to engage in investing in the acquisition of viable technology-enhanced entities. The Company has targeted certain entities at this time however no firm contracts or meaningful negotiations have been concluded at this time concerning any such entities. The Company will also be other possible business opportunities.

   The Company having just been incorporated has not engaged in any business
activities to date.   The Company has issued a total of 150,000 shares to the
founders of the Company who are as follows: Rene Pardo, 50,000 shares of common stock, Nigel Nicholas, 50,000 shares of common stock, and Gary Usling, 50,000 shares of common stock, and to other directors as follows: Nelson Thall, 10,000 common shares, Jim Estill, 10,000 common shares, and Brian Hewat, 10,000 common shares of the Company. The balance of 53,500 common shares has been issued to other persons.

   The Company's mission is to raise capital and acquire profitable existing companies. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to acquire companies or locate and consummate a merger or acquisition with a private entity that would complement its mission statement above. Because of the Company's current status of having limited assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there may be a probable change in control of the Company.

The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business as a potential business combination candidate and will allow the Company a better opportunity to raise capital to meet its business objectives. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

   Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

   The Company's principal executive offices are located at 133 Richmond St. W., Suite 505, Toronto, Ontario Canada and its telephone number is 416-823-0777.

Business of Issuer

   The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. There can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

   Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities.
The Company currently has no firm commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

   The Company intends to use various sources in its search for potential business opportunities including its officer and director, consultants, special advisors, securities broker-dealers, venture capitalists, member of the financial community and others who may present management with unsolicited proposals. Because of the Company's limited capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. The Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. The Company will rely upon the expertise and contacts of such persons, will use notices in written publications and personal contacts to find merger and acquisition candidates, the exact number of such contacts dependent upon the skill and industriousness of the participants and the conditions of the marketplace. None of the participants in the process will have any past business relationship with management. To date the Company has not engaged nor entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.



   The Company does not intend to restrict its search to any specific kind of industry or business except it will be targeting internet based and technology based companies. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Initially, management has targeted two entities which will be more fully described below. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

   At present the Company has targeted the acquisition of two entities. One of these entities targeted for acquisition offers business development value added services to real estate brokers, agents and mortgage lenders. The second entity targeted for acquisition is a company which provides a service to maximize the advertising budget of other companies through the use of the internet. For the service, this company receives a commission for every referral contact over the internet. The shareholders of the Company represent a minority ownership in the above targeted companies. There can be no assurance that the Company will be successful in its endeavors to acquire these entities or be able to raise capital once the entities have been acquired since such entities require additional funding. Therefore in addition to these two opportunities, the Company will also evaluate other opportunities that may be able to complement its prospective business operations.

Evaluation

   Once the Company has identified a particular entity, other than the two entities that the Company is considering, as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, (limited solely to working history - See "Item 5. Directors, Executive Officers, etc.") or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's limited capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Management will not devote full time to finding a merger candidate, will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking.

   In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

   Because the Company has not located or identified any specific business opportunity other than the two targeted entities targeted to be acquired as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger


   Presently the Company cannot predict the manner in which it might participate in other prospective business opportunities. Each separate business opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity,the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

   Because of the Company's current status in that it has been newly formed, and its concomitant lack of assets and relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution to the Company's existing shareholders interests. There may be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and the corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises. Management may actively negotiate or otherwise consent to the purchase of any portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition. In such an event, existing shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction. However the terms of the sale of shares held by present management of the Company will be extended equally to all other current shareholders.


   Management does not have any plans to borrow funds to compensate any persons, consultants, or promoters in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be limited to persons exempt under the Commissions's Regulation D or other rule, or provision for exemption, if any applies. However, no private sales are contemplated by the

Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company does not anticipate using Regulation S promulgated under the Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition.

   In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed upon at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Current management has not in the past used any particular
consultants, advisors or finders.   Management has not actively undertaken a
search for, nor retention of, any finder's fee arrangement with any person.
It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the representative in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.


Possible Blank Check Company Status

   While the Company may be deemed a "shell" company at this time, it does not constitute a "blank check" company under pertinent securities law standards. Accordingly, the Company is not subject to securities regulations imposed upon companies deemed to be "blank check companies". If the Company were to file a registration statement under Securities Act of 1933 and, at such time, priced its shares at less than $5.00 per share and continued to have no specific business plan, it would then be classified as a blank check company.

   If in the future the Company were to become a blank check company, adverse consequences could attach to the Company. Such consequences can include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the additional steps required to comply with various federal and state laws enacted for the protection of investors, including so-called "lock-up" agreements pending consummation of a merger or acquisition that would take it out of blank check company status.

   Many states have statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the companies securities or to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its proposed business plan described herein. In the event the Company undertakes the filing of a registration statement under circumstances that classifies it as a blank check company the provisions of Rule 419 and other applicable provisions will be complied with.

Rights of Shareholders

   The Company does intend to provide its shareholders with complete disclosure documentation including audited finance statements concerning a target company and its business prior to any mergers or acquisitions.

Competition

   The Company has not concluded any negotiations with any targeted entities and has not identified any potential acquisition or merger candidate, and therefore it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's limited funds, it may be difficult to successfully compete with these other companies.

   The Company faces competition from a number of sources with respect to the creation of companies in the technology sector and financing of start-ups. Barriers to entry are minimal and the private equity market, for technology companies, is rapidly evolving and intensely competitive. Many of our competitors - ranging from venture capital firms, investment banks, venture net incubator firms, business development software firms, and more - have longer operating histories and significantly greater financial, technical and marketing resources, and name recognition than ours. In addition, many of our competitors offer greater value added services than we do.

   The Company will endeavor to differentiate itself from its competitors by being actively involved, where possible, in assisting in either the application development, marketing, financing and/or business development of companies it helps create and/or acquires an equity position in. Although many companies can offer the same services as the Company, it is looking to acquire and help grow only 2 - 5 companies during the year 2001 depending on the function of funding and opportunities presented.

   The Company at present being a startup company, due to the Company's limited funds, may find it difficult to successfully compete with these other companies.

Employees

   As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

   The Company is currently using at no cost to the Company, the offices of one the directors, namely the offices of Mr Gary Usling as its principal place of business(provided at no cost), located in Toronto, Ontario. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, and as the Company raises capital, that the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments

   No information is presented regarding industry segments. The company is presently a development stage company seeking a potential acquisition of or
merger with a yet to be identified business opportunity.   Reference is made to
the statements of income included herein in response to part F/S of this Form 10-SB for a report of the Company's operating history from inception to March 31, 2001.

Item 2.		Management's Discussion and Analysis or Plan of Operation

   The Company is considered a development stage company with limited assets or capital, and with no operations or income since being organized February 26, 2001. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a shareholder, specifically Mr. Rene Pardo (see Item 4, Security Ownership of Certain Beneficial Owners and Management - Rene Pardo is one of the controlling shareholders). Mr. Pardo has agreed to pay future costs associated with filing future reports under Exchange Act of 1934 if the Company is unable to do so.
It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and any additional needed funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. Current shareholders have not agreed upon the terms and conditions of future financing and such undertaking will be subject to future negotiations, except for the express commitment of Mr. Pardo to fund required 1934 Exchange Act filings. Repayment of any such funding will also be subject to such negotiations. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, to start its business objectives, there is substantial doubt about its ability to continue as a going concern.

   In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger or starts its business objectives. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger and as the operations of the Company continue.

   Management plans may but do not currently provide for experts to secure a successful acquisition or merger partner or commences to develop its owns
business objectives that it will be able to continue as a going concern.   In
the event such efforts are unsuccessful, contingent plans have been arranged to provide that the current Director of the Company to fund the required future filings under the 34 Act, and existing shareholders have expressed an interest in additional funding if necessary to continue the Company as a going concern.


Plan of Operation

   During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures.

   In its search for other similar business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company has limited funds, it may be necessary for the officers and/or directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made or to the point that the Company is able to establish itself in connection with its business objectives. The Company will not be a position that the target company or companies must repay funds advanced by its officers and directors. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

   The Company does not intend to use any employees until sufficient funds are available, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is convinced that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months. Any compensation to management at this stage will be paid in stock through a stock option program that will be instituted at a later date. None such option agreements have been contemplated at this time.

Item 3.		Description of Property

   The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property. There are no preliminary agreements or understandings with respect to office facilities in the future.


Item 4.		Security Ownership of Certain Beneficial Owners and Management

   The following table sets forth information, to the best knowledge of the Company as of March 31, 2001, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.


Name of Address of		 	Amount and Nature of		Percent of Class
Beneficial Owner		  	 Beneficial Ownership
------------------    --------------------  ----------------
Rene Pardo  					               50,000		            	21.4%
133 Richmond St. W.
Suite 505
Toronto, Ontario,
M5H 2L3

Gary Usling              				   50,000		            	21.4%
1221 Ballantry Road
Oakville, Ontario
L6H 5M7

Nigel Nicholas                  50,000	              21.4%
133 Richmond St. W.
Suite 505
Toronto, Ontario
M5H 2L3

Jim Estill					                 10,000	               4.3%
7067 Wellington Rd.
#124
Guelph, Ontario
N1H 6J3

Brian Hewat                     10,000                4.3%
P.O. Box 1025
Sea Light Lane
Rockport, Maine
04856

Nelson Thall                    10,000                4.3%
C/o The Thall Group
One Yonge Street, Suite 1103
Toronto, Ontario
M5E 1E5

All Executive Officers and Directors
as a Group 					               180,000		            	71.7%

Item 5.		Directors, Executive Officers, Promoters and Control Persons,
Compliance with Section 16(a) of the Exchange Act.

   The director and executive officer of the Company and his respective age is as follows:


Name				             	Age		        Position
--------            -----          ------------
Rene Pardo			         	53		        Director, CEO and President

Gary Usling            42          Director and CFO

Nigel Nicholas     		 	35          Director and Secretary/Treasurer

Jim Estill             43          Director

Brian Hewat				        64		        Director

Nelson Thall			       	48		        Director

   All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

   No director, or officer, or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.


   The business experience of the persons listed above during the past five years are as follows:

Mr. Rene Pardo

   Mr. Rene Pardo, President and Chief Executive Officer, is the founding principal of NetProfitEtc, Inc., an investment company. From March 1999 to November 1, 2000, Mr. Pardo was a consultant to OnLine Direct Inc. From September 1997 to March 1999 Mr. Pardo was President of ComCentral Inc, a developer of customized CDRom's for such companies as TDK, and Compaq. ComCentral was amalgamated with OnLine Direct in March, 1999. From March 1995 to September 1997, Mr. Pardo was Vice President of Business Development for Aztech New Media Corp.

   Mr. Pardo is credited with having developed the first online registration and message system for conferences in 1967 at the National Film Board of Canada. He also is credited for co-inventing the first electronic spreadsheet in 1969.

   Mr. Pardo graduated from McGill University in 1968 with a Bachelor of Science Degree and from Harvard in 1969 (Masters of Education) graduating as a member of Phi Delta Kappa, an honorary society for outstanding achievement in education.

   Mr. Gary Usling is the acting CFO of NetProfitEtc, Inc., and a member of the Board of Directors. Mr. Usling is a licensed C.A. in the Province of Ontario. Mr. Usling received a Bachelor of Commerce degree from the University of Toronto in 1982.

   Mr. Usling is the President of Euromart International Bancorp. He is also the President and CEO of Lauterbrunnen Development Inc, a subsidiary of an investment trust based in Zurich Switzerland, which has interests in Real Estate, Equities and Debt issues. He is responsible for the acquisition, development and growth of this company's portfolio of assets.

   From January 1993 to October 1998, Mr. Usling was VP of Acquisitions & Sales for Penreal. Capital Management Inc., a real estate advisory company which manages a real estate portfolio of approximately $1 billion on behalf of over 60 pension funds. During a 5-year period, he acquired over 5 million square feet of real estate in excess of $250 million.

   Mr. Nigel Nicholas joined NetProfitEtc, Inc. in September 2000 as Vice-President of Business Development and Investor Relations. From September, 1994 to September, 2000, Mr. Nicholas was President of Louis Nicholas & Associates, a management consulting firm, specializing in the development of start-up companies. Mr. Nicholas has a degree in Economics and Applied Mathematics from the University of Toronto.

  	Mr. Jim Estill has been President and Chief Executive Officer since 1979 of
EMJ Data Systems Inc., a company whose shares are traded publicly on the Toronto
Stock Exchange.  EMJ is a wholesaler of microcomputers and peripherals with 1999 sales of over $ 160 million dollars CDN.  Mr. Estill is also on the Board of
Directors of Research In Motion, Angoss Software Corporation, Tecsys, Inc.,
Aztech New Media, Free Software Club and IP Applications Corporation.

  	Mr. Brian Hewat is the retired Chairman and CEO of Bell-North Research Ltd.
Prior to retiring in 1996, Mr. Hewat has had over 37 years in the Canadian
Telephone industry.

  	Mr. Nelson Thall is the Director of Research for the Centre for Media Sciences of Toronto and one of the world's leading authorities in the area of Media Science. Mr. Thall is a member of the board of directors of Torstar Corporation which controls The Toronto Star, Harlequin Romance and other media related enterprises. He has expertise in virtual reality and multimedia technology and has been quoted and interviewed in over 100 major publications around the world. Mr. Thall is also on the Board of Directors of Imark Corp., a company publicly traded on the Toronto Stock Exchange.

   Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4, and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. The directors and officers will file as required under
Section 16(a) filing requirements applicable to them with this filing.


Item 6.		Executive Compensation

   The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees since incorporation. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's director will defer any compensation until such time as an acquisition or merger can be accomplished or the company can establish its business objectives and will strive to have the business opportunity and the business objectives provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item 7.		Certain Relationships and Related Transactions

   On February 27, 2001 180,000 shares were issued to the founders in their respective percentages outlined above.

   In addition Mr. Pardo has paid for the cost and expenses associated with the filing of this Form 10-SB and other operations of the Company.

   At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for Rule 505 offerings for acquisitions and continuing the business objectives of the Company.

   Mr. Pardo may be deemed to be a "promoter" of the Company as that term is defined under the Rules and Regulations promulgated under the Act.

Item 8.		Description of Securities

Common Stock

   The Company is authorized to issue 50,000,000 shares of common stock, par value $.001, of which 233,500 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and
(iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The Company is authorized to issue 5,000,000 shares of preferred stock, at a par value of $ .001. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. At the present time no terms, conditions, limitations or preferences have been established. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.


                                  Part II

Item 1.		Market For Common Equity and Other Shareholder Matters.

   No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the Commission comment period for this Form 10-SB or immediately thereafter. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC

Bulletin Board permits price quotation for the Company's shares to be published by such service.

   The Company is not aware of any existing trading market for its common stock. The Company's common stock has never traded in a public market. There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company's securities until such time as it receives confirmation of its listing on the NASD.

   If and when the Company's common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

   The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

   For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

   As of March 31, 2001, there were approximately 112 holders of record of the Company's common stock.

   As of the date hereof, the Company has issued and outstanding 233,500 shares of common stock. All of these shares are subject to the restrictions pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act").

Dividend Policy

   The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Public Quotation of Stock

   The Company has not as of this date, but intends to request in the immediate future a broker-dealer who has not been identified at this time, to act as a market maker for the Company's securities. Thus far the Company has not requested a market maker to submit the Company's Form 10-SB to the National Association of Securities Dealers and to serve as a market maker for the Company's Common Stock. The Company anticipates that other market makers may be requested to participate at a later date. The Company will not use consultants to obtain market makers. There have been no preliminary discussions between the Company, or anyone acting on its behalf, and any market maker regarding the future trading market for the Company. It is anticipated that the market maker will be contacted prior to an acquisition or merger and only by management of the Company.

Item 2.		Legal Proceedings

   The Company is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. The Company has been inactive from inception February 26, 2001 through the date of this Form 10-SB.

Item 3.		Changes in and Disagreements with Accountants

   Item 3 is not applicable to this Form 10-SB.

Item 4.		Recent Sales of Unregistered Securities

   There have been no recent sale of unregistered common stock.

Item 5.		Indemnification of Directors and Officers

   Article XI of the Company's Amended Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

   (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

   (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

   (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

   (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

   (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in

Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

   (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

   (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.


Transfer Agent

   The Company is serving as its own transfer agent until it becomes eligible for quotation with NASD.


                              PART F/S


Financial Statements and Supplementary Data

   The Company's financial statements from inception to Marchy 31, 2001 have been examined to the extent indicated in the report by Feldman Sherb & Co., independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on Page F-1 hereof in response to Part F/S of this Form 10-SB.

	                            PART III

Item 1.		Index to Exhibits

         The following exhibits are filed with this Registration Statement:

Exhibit No.			Exhibit Name
3(i).1			    	Articles of Incorporation filed February 26, 2001

3(ii).1				   By-laws

3(iii) 1				  Amendment to by-laws.

3(iv)			     	Corporate charter

3(v)				      Certificate of Good Standing

Item 2.		Description of Exhibits

       See Item 1 above.

                               	Signatures

   In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                              Net Capital Ventures Corporation
                              (Registrant)


Date: April 9, 2001 	      	BY:		/s/ RENE PARDO
                           -----------------------------
                              Rene Pardo, President


   In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

    Date				                 Signature			          	Title
April 9, 2001             BY: /s/ RENE PARDO      	Director, President,
                              ------------------
                              		Rene Pardo

                                                        Exhibit 3(i).1



                        ARTICLES OF INCORPORATION

                                 OF

                    NET CAPITAL VENTURES CORPORATION
               ------------------------------------------

[STAMP]


   FIRST:	The name of this corporation is:

       NET CAPITAL VENTURES CORPORATION

   SECOND:	The address of the resident agent in the State of Nevada is 502 East
John Street, Carson City, Nevada, 89706. The name and address of its resident agent is CSC Services of Nevada, Inc., at the above address.

   THIRD:	The nature of the business or objects or purposes proposed may be organized under the General Corporation Law of the State of Nevada;

  	To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada.

   FOURTH:	The total authorized capital stock of the corporation is 50,000,000 common shares and 5,000,000 preferred shares with a par value of $.00l each.

   FIFTH:	The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced less than one unless there is less than one stockholder.

The name and post office address of the first board of directors, which shall be one in number, is as follows:

	     NAME                        	POST OFFICE ADDRESS
Marvin Winick                      16 Julia Street
	                                 	Thornhill, Ontario, Canada L3T 4R9

   SIXTH:	The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.


  	SEVENTH:	The name and post office address of the incorporator signing the articles of incorporation is as follows:

      	NAME	               POST OFFICE ADDRESS
C. Woodgate                502 East John Street, Room E
		                         Carson City, NV 89706

   EIGHTH:	The corporation is to have perpetual existence.

   NINTH:	In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation.

   TENTH:	Meetings of stockholders may be held outside of the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

   ELEVENTH:	This corporation reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.

   I, THE UNDERSIGNED, being the sole incorporator herein before named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this nineteenth day of February, A.D. 2001.

                             						  /s/ C. Woodgate
											                        -----------------------------------
                                   C. Woodgate, Incorporator

[STATE SEAL]

                                                             Exhibit 3(ii).1




                                     BY LAWS

                                       OF

                          NET CAPITAL VENTURES CORPORATION

                             (a Nevada corporation)
                                     ______

                                    ARTICLE I
                                    ---------

                                  STOCKHOLDERS
                                  ------------



   1. CERTIFICATE REPRESENTING STOCK. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation or by agents designated by the Board of Directors, certifying the number of shares owned by him in the corporation and setting forth any additional statements that may be required by the General Corporation Law of the State of Nevada (General Corporation Law). If any such certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, a facsimile of the signature of the officers, the transfer agent or the transfer clerk or the registrar of the corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any certificate or certificates shall cease to be such officer or officers of the corporation before such certificate or certificates shall have been delivered by the corporation, the certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer officers of the corporation.

   Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the certificates representing stock of any such class or series shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

   The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of any lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.

   2. FRACTIONAL SHARE INTERESTS. The corporation is not obliged to but may execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may proceed in the manner prescribed by the provisions of Section
78.205 of the General Corporation Law.

   3. STOCK TRANSFERS.   Upon compliance with provisions restricting the
transfer of registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered bolder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes, if any, due thereon.

   4. RECORD DATE FOR STOCKHOLDERS. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to exercise any rights in respect of any changed, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If a record date is not fixed, the record date is at the close of business on the day before the day on which notice is giver or, if notice is waived, at the close of business on the day before the meeting is held. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders applies to an adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. The directors must fix a new record date if the meeting is adjourned to a date more than sixty days later than the date set for the original meeting.

	5. MEANING OF CERTAIN TERMS.  As used in these Bylaws in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "Shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the Articles of Incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares of stock, one more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the Articles of Incorporation.

	6. STOCKHOLDER MEETINGS.

	- TIME.  The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of preceding annual meeting.  A special meeting shall be held on the date and at the time fixed by the directors.

	- PLACE.  Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the directors may, from time to time, fix.

	- CALL.  Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

	- NOTICE OR WAIVER OF NOTICE.  Notice of all meetings shall be in writing and signed by the President or a Vice-President, or the Secretary, or an Assistant
Secretary, or by such other person or persons as the directors must designate.
The notice must state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held.  A copy of the notice must be either delivered personally or mailed postage prepaid to each stockholder not less than ten nor more than sixty days before the meeting.  If mailed, it must be directed to the stockholder at his address as it appears upon the records of him, or his duly authorized attorney, either before or after the meeting; and if notice of any kind is required to be given under the provisions of the General Corporation Law, a waiver thereof in writing and duly signed whether before or after the time stated therein, shall be deemed equivalent thereto.

	- CONDUCT OF MEETING.  Meetings of the stockholders shall be presided over by one of the following officers in order of seniority and if present and acting -
the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the
President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders.  The
Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant
Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

	- PROXY REPRESENTATION.  At any meeting of stockholders, any stockholder may designate another person or persons to act for him by proxy in any manner described in, or otherwise authorized by, the provisions of Section 78.355 of the General Corporation Law.

	- INSPECTORS.  The directors, in advance of any meeting, any, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof.  If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors.  In case of any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat.
Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability.  The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with to right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders.  On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

	- QUORUM.  A majority of the voting power, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on all matters, constitutes a quorum at a meeting of stockholders for the transaction of business unless the action to be taken at the meeting shall require a greater proportion.  The stockholders present may adjourn the meeting despite the absence of a quorum.

	- VOTING.  Each share of stock shall entitle the holder thereof to one vote.
In the election of directors, a plurality of the votes cast shall elect.  Any other action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the
General Corporation Law, the Articles of Incorporation, or these Bylaws prescribed a different percentage of votes and/or a different exercise of voting power.  In the election of directors, voting need not be by ballot; and, except as otherwise may be provided by the General Corporation Law, voting by ball shall not be required for any other action.

	Stockholders may participate in a meeting of stockholders by means of a conference telephone or similar method of communication by which all persons participating in the meeting can hear each other.

	7.  STOCKHOLDER ACTION WITHOUT MEETINGS.  Except as may otherwise by provided by the General Corporation Law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.  In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.


                                 ARTICLE II
                                 ----------

                                 DIRECTORS
                                 ---------

	1.  FUNCTIONS AND DEFINITIONS.   The Board of Directors of the corporation
shall manage the business and affairs of the corporation. The Board of Directors shall have authority to fix the compensation of the members thereof for services in any capacity. The use of the phrase "whole Board" herein refers to the total number of directors, which the corporation would have if there were no vacancies.

	2.  QUALIFICATIONS AND NUMBER.  Each director must be at least 18 years of age.
A director need not be a stockholder or a resident of the State Of Nevada.
The initial Board of Directors shall consist of at least 2 persons.  Thereafter the number of directors constituting the whole board shall be at least one.
Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be  2 .  The number of directors may be increased or decreased by action of the stockholders or of the directors.

	3.  ELECTION AND TERM.   Directors may be elected in the manner prescribed by
the provisions of Sections 78.320 through 78.335 of the General Corporation Law of Nevada.  The first Board of Directors shall hold office until the first election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal.  Any director may resign at any time upon written notice to the corporation.
Thereafter, directors who are elected at an election of directors by stockholders, and directors who have elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal.  In the interim between elections of directors by stockholders, newly created directorships and any vacancies in the Board of Directors, including any vacancies resulting from the removal of directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

	4.  MEETINGS.

	- TIME.  Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

	- PLACE.  Meetings shall be held at such place within or without the State of
Nevada as shall be fixed by the Board.

	- CALL.  No call shall be required for regular meetings for which the time and place have been fixed.  Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of
the President, or of a majority of the directors in office.

	- NOTICE OR ACTUAL CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice if any need not be given to a director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein.

	- QUORUM AND ACTION.  A majority of the directors then in office, at a meeting duly assembled, shall constitute a quorum.  A majority of the directions present, whether or not a quorum is present, may adjourn a meeting to another time and place.  Except as the Articles of Incorporation or these Bylaws may otherwise provide, and except as otherwise provident by the General Corporation
Law, the act of the directors holding a majority of the voting power of the directors, present at a meeting at which a quorum is present, is the act of the board.  The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

	Members of the Board or of any committee, which may be designated by the Board, may participate in a meeting of the Board or of any such committee, as the case may be, by means of a telephone conference or similar method of communication by which all persons participating in the meeting hear each other.  Participation in a meeting by said means constitutes presence in person at the meeting.

	- CHAIRMAN OF THE MEETING.  The Chairman of the Board, if any and if present and acting, shall preside at all meetings.  Otherwise, the Vice-Chairman of the
Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

	5.  REMOVAL OF DIRECTORS.  Any or all of the directors may be removed for cause or without cause in accordance with the provisions of the General Corporation
Law.

	6.  COMMITTEES.   Whenever its number consists of two or more, the Board of
Directors may designate one or more committees, which have such powers and duties as the Board shall determine.  Any such committee, to the extent provided in the resolution or resolutions of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal or stamp of the corporation to be affixed to all papers on which the corporation desires to place a seal or stamp.  Each committee must include at least one director.  The
Board of Directors may appoint natural persons who are not directors to serve on committees.

	7.  WRITTEN ACTION.  Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee, as the case may be.


                                 ARTICLE III
                                 -----------

                                  OFFICERS
                                  --------

	1.  The corporation must have a President, a Secretary, and a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a
Chairman of the board, a Vice-Chairman of the board, an Executive Vice-
President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant treasures, and such other officers and agents with such titles as the resolution choosing them shall designate.  Each of any such officers must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.

	2.  QUALIFICATIONS.   Except as may otherwise be provided in the resolution
choosing him, no officer other than the Chairman of the Board, if any, and the
Vice-Chairman of the board, if any, need be a director.

	Any person may hold two or more offices, as the directors may determine.

	3.  TERM OF OFFICE.  Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen or until his resignation or removal before the expiration of his term.

	Any officer may be removed, with or without cause, by the Board of Directors or in the manner determined by the Board.

	Any vacancy in any office may be filled by the Board of Directors or in the manner determined by the Board.

	4. DUTIES AND AUTHORITY. All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolution designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions or instruments may be inconsistent therewith.

                              ARTICLE IV
                              ----------

                          REGISTERED OFFICE
                          -----------------

	The location of the initial registered office of the corporation in the State of Nevada is the address of the initial resident agent of the corporation, as set forth in the original Articles of Incorporation.

	The corporation shall maintain at said registered office a copy, certified by the Secretary of State of the State of Nevada of its Articles of Incorporation,
and all amendments thereto, and a copy, certified by the Secretary of the corporation, of these Bylaws, and all amendments thereto.  The corporation shall also keep at said registered office a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively or a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where such stock ledger or duplicate stock ledger is kept.

                                  ARTICLE V
                                  ---------

                           CORPORATE SEAL OR STAMP
                           -----------------------
	The corporate seal or stamp shall be in such form as the Board of Directors may prescribe.

                                 ARTICLE VI
                                 ----------

                                FISCAL YEAR
                                -----------

	The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                                ARTICLE VII
                                -----------

                            CONTROL OVER BYLAWS
                            -------------------
	The power to amend, alter, and repeal these By laws and to make new Bylaws shall be vested in the Board of Directors subject to the Bylaws, if any, adopted by stockholders.

	I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the
Bylaws of Net Capital Ventures Corporation, a Nevada corporation, as Limited, a
Nevada corporation, as in effect on the date hereof.

	WITNESS my hand and the seal or stamp of the corporation.

Dated:  February 27, 2001




          							____/s/ Nigel Nicholas_________________
         Nigel Nicholas Secretary of  Net Capital Ventures Corporation

(SEAL)

                    ORGANIZATION CONSENT IN WRITING OF DIRECTORS


                                    OF

                       NET CAPITAL VENTURES CORPORATION

                            (a Nevada corporation)

                                  _______

                       (Organized  Februrary  26, 2001)


	The undersigned, constituting all of the directors named in the Articles of
Incorporation of the above-named corporation, do hereby consent in writing to the adoption of the following resolutions:

	RESOLVED: That the Bylaws annexed hereto be and they are hereby adopted as the initial Bylaws of the corporation.

	RESOLVED: That the following be and they are hereby chosen as the officers of the corporation until the first meeting of directors after the first annual meeting of stockholders and until their successors are chosen and qualified or until their earlier resignation or removal:

	President:	                            Rene Pardo
	Secretary:	                            Nigel Nicholas
	Treasurer:                             Nigel Nicholas
	Chief Financial Officer	               Gary Usling


						                                     	/s/ RENE PARDO
                                        ---------------------
							                                 Rene Pardo, Director

							                                  /s/ GARY USLING
                                        ---------------------
							                             Gary Usling, Director

					                                   	/s/ NIGEL NICHOLAS
                                        ---------------------
							                           Nigel Nicholas, Director

                                        /s/ JIM ESTILL
                                        ---------------------
						                                 	Jim Estill, Director

				                                 		/s/ BRIAN HEWAT
                                        ---------------------
                                							Brian Hewat, Director

                                						/s/ NELSON THALL
                                       ----------------------
						                              	Nelson Thall,  Director


*Section 78.315 of the General Corporation Law authorizes all directors to consent in writing in lieu of meeting.

                                 	AMENDMENT
                                  	TO THE
                                	BY-LAWS OF
                      	NET CAPITAL VENTURES CORPORATION


		Pursuant to the provisions of the Nevada Business Corporations Act, NET
CAPITAL VENTURES CORPORATION.(the "Corporation") adopts the following  Amendment to the By-Laws:


1.		Article II of the By-Laws is amended to add Paragraph 8 as follows:


   	8. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS
       -------------------------------------------------------

       To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

2.		   The Amendment was duly adopted by unanimous written consent of the directors of the Corporation on February 27, 2001 and by the shareholders owning a majority of the outstanding voting stock of the corporation and such majority of votes was sufficient approval.

3.	   	The effective date of this Amendment is February 27, 2001.


	Dated:		February 27, 2001


				/s/ RENE PARDO
-------------------
Rene Pardo, President

                         	RESOLUTION OF THE BOARD OF DIRECTORS

                                      	OF

                          	NET CAPITAL VENTURES CORPORATION


		Pursuant to the provisions of the Nevada Business Corporations Act, the following resolution is passed as a resolution of the Directors of the
Corporation consented to in writing by all the Directors of the Corporation on the 27th day of February, 2001.

  WHEREAS the Corporation desires to change its by-laws and add additional articles as set out below.

 	BE IT RESOLVED, THAT:

1.	    Article II of the By-Laws is amended to add Paragraph 8 as follows:


   	8. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS
	      -------------------------------------------------------

       To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

	2.	   This proposed amendments be put before the majority shareholders of the
       Corporation for approval without a meeting pursuant to the Nevada
       Business Corporations Act.

 3.	   The record date for this shareholders action will be February 27, 2001.

 4.   	Any officer or director of the Corporation is hereby authorized, empowered, and directed, in the name of and on behalf of the Corporation, to execute, deliver and file any and all documents to take any and all other action that may be necessary, appropriate, or expedient in order to accomplish the purposes and intent of the foregoing resolution.

	5.   	This resolution may be signed in counterparts and transmitted by facsimile, and that each copy will together constitute but one document and be deemed to be an original.

	DATED this 27th day of February, 2001


	   /s/ RENE PARDO	   	/s/ GARY USLING  		/s/ BRIAN HEWAT
------------------    ---------------     ----------------
     Rene Pardo			       Gary Usling        Brian Hewat


   /s/ NIGEL NICHOLAS	 	/s/  NELSON THALL   /s/ JIM ESTILL
---------------------  ------------------ -----------------
    Nigel Nicholas        	Nelson Thall			   Jim Estill

                     	ACTION BY SHAREHOLDERS
	                      WITHOUT A MEETING OF
                	NET CAPITAL VENTURES CORPORATION
                   	(A Nevada Corporation)

  	On this 27th  day of February 2001, the Shareholders whose signatures appear below, have consented to the action and resolution contained herein, such action being taken pursuant to the authority provided by the Nevada Business
Corporations Act.  As of this date, the Corporation has issued and outstanding a total of 233,500  shares of fully paid, non-assessable common stock.  The undersigned Shareholders represent  150,000 shares of the total issued and outstanding shares or 64.2%

BE IT RESOLVED, that

1.		  Article II of the By-Laws is amended to add Paragraph 8 as follows:


  	8. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICER
      ------------------------------------------------------

      To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

  	The undersigned by their signatures below, hereby consent to this action without notice and without a meeting, and adopt the foregoing Resolution.

	/s/ RENE PARDO                      		/s/GARY USLING
--------------------                ----------------------
Rene Pardo                          	Gary Usling
Shares Represented 50,000 or 21.4%	  Shares Represented 50,000  or 21.4 %
                   ======    ====                       ======     ======

	/s/NIGEL NICHOLAS
--------------------
Nigel Nicholas
Shares Represented 50,000 or 21.4 %
                   ======    ====

                                  [STATE SEAL]


                                CORPORATE CHARTER



I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that NET CAPITAL VENTURES CORPORATION did on February 26, 2001 file in this office the original Articles of Incorporation; that said Articles are now on file and of records in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.


   		IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on February 27, 2001.

[STATE SEAL]                           	/s/ DEAN HELLER
                                      ------------------

                                  By /s/ Kathleen Perusse

		                                  	Certification Clerk

                              [STATE SEAL]


                       CERTIFICATE OF EXISTENCE
                      WITH STATUS OF GOOD STANDING


I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that I am, by the laws of said State, the custodian of the records related to filings by corporations, limited-liability companies, limited partnerships and business trusts pursuant to Title 7 of the Nevada Revised Statutes which are either presently in a status of good standing or were in good standing for a time period subsequent to 1976 and am the proper officer to execute this certificate.

I further certify that the records of the Nevada Secretary of State, at the date of this certificate, evidence, NET CAPITAL VENTURES CORPORATION as a corporation duly organized under the laws of Nevada and existing under and by virtue of the laws of the State of Nevada since February 26, 2001, and is in good standing in this state.


        	IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great
Seal of State, at my office, in Carson City, Nevada, on February 27, 2001.


[STATE SEAL]
                                         	/s/ DEAN HELLER

                                         	Secretary of State

                                   	By  /s/ KATHLEEN PERUSSE

                                       	Certification Clerk

                    NET CAPITAL VENTURES CORPORATION
                     (A Development Stage Enterprise)

                         Financial Statements

                            March 31, 2001

                             INDEX OF FINANCIAL STATEMENTS

                           NET CAPITAL VENTURES CORPORATION

   Report of independent Certified Public Accountants             F-2

   Balance Sheet                                                  F-3

   Statement of Operations from Inception to March 31, 2001       F-4

   Statement of Cash Flows from Inception to March 31, 2001       F-5

   Notes to Financial Statements                                  F-6

                            INDEPENDENT AUDITORS' REPORT
                            ----------------------------



To the Stockholders of
Net Capital Ventures Corporation
Toronto, Ontario

We have audited the accompanying balance sheet of Net Capital Ventures Corporation (a development stage enterprise) as of March 31, 2001 and the related statements of operations and cash flows for the period February 26, 2001 (Inception) to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Net Capital Ventures Corporation, (a development stage enterprise) at March 31, 2001 and the results of its operations and its cash flows for the period February 26, 2001(Inception) to March 31, 2001, in conformity with generally accepted accounting prinicples.


                                /s/ FELDMAN SHERB & CO., P.C.

                                Feldman Sherb & Co., P.C.

April 5, 2001
New York, New York

                    NET CAPITAL VENTURES CORPORATION
                    --------------------------------
                   (A Development Stage Enterprise)
                    ------------------------------

                           BALANCE SHEET
                           -------------

                          MARCH 31, 2001
                          --------------



             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------

Advance from shareholder                                          $    545
                                                                   -------


Stockholders' Equity
Preferred stock, par value $ .001,authorized 5,000,000 shares, none issued and outstanding
Common stock, par value $ .001, authorized 50,000,000 shares,
 issued and outstanding - 233,500                                      233
Stock subscription receivable                                         (233)
Deficit accumulated during the development stage                      (545)
                                                                    -------

Total Stockholders' deficit                                           (545)
                                                                    -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $     -
                                                                    =======






The accompanying notes are an integral part of these financial statements

                  NET CAPITAL VENTURES CORPORATION
                  --------------------------------
                   (A Development Stage Enterprise)
                   -------------------------------

                       STATEMENT OF OPERATIONS
                       -----------------------

           FROM FEBRUARY 26, 2001 (INCEPTION) TO MARCH 31, 2001
           ----------------------------------------------------

REVENUES                                                          $    -
                                                                   -------

OPERATING EXPENSES
 General and administrative                                            545
                                                                   -------

                                                                       545
                                                                   -------

NET LOSS                                                          $   (545)
                                                                   =======


Weighted average number of shares outstanding                      233,500
                                                                   =======

BASIC LOSS PER SHARE OF COMMON STOCK                               $ (0.00)
                                                                   =======







The accompanying notes are an integral part of these financial statements

                   NET CAPITAL VENTURES CORPORATION
                   --------------------------------
                    (A Development Stage Enterprises)
                    ---------------------------------

                       STATEMENT OF CASH FLOWS
                       -----------------------

          FROM FEBRUARY 26, 2001 (INCEPTION) TO MARCH 31, 2001
          ----------------------------------------------------


Cash Flows From Operating Activities
  Net loss                                                          $  (545)
Adjustments to reconcile net loss to net cash used
 Increase in Advance from Shareholder                                   545
                                                                     -------

Net Cash Used in Operating Activities                                    -
                                                                     -------

NET INCREASE IN CASH                                                     -


CASH - Beginning of period                                               -
                                                                     -------

CASH - End of period                                                $    -
                                                                     =======

Supplemental Cash Flow Information
 Interest paid                                                      $    -
                                                                     =======
 Taxes paid                                                         $    -
                                                                     =======








The accompanying notes are an integral part of these financial statements

                      NET CAPITAL VENTURES CORPORATION
                       (A Development Stage Enterprise)
                        Notes To Financial Statements
                              March 31, 2001

Note 1 - Organization and Summary of Significant Accounting Policies:

	Nature of Business

 Net Capital Ventures Corporation (the "Company") was incorporated on February 26, 2001 under the laws of the State of Nevada. The Company's primary business operations are to and engage in internet and technology based businesses. The Company is searching for a viable entity upon which to merge and/or acquire. The Company intends on going public in order to raise the funds required in order to fulfill its business objectives.

	The Company's fiscal year end is December 31,

	Basis of Presentation - Development Stage Company

 The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

	Basis of Accounting

 The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

	Estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


	Net earning (loss) per share

 Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

 Note 2 - Capital Stock Transactions

 The authorized capital common stock is 50,000,000 shares of common stock at $.001 par value.

 Note 3 - Advance from Shareholder

 An officer of the Company advanced cash to the Company for start-up incorporation costs of $545. This advance was unsecured, bears no interest, and is due on demand.